UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | RESULTS OF THE ANNUAL GENERAL MEETING OF
SASOL HELD ON WEDNESDAY, 27 NOVEMBER 2019

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or the “Company”)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON WEDNESDAY, 27 NOVEMBER 2019

Sasol shareholders are advised that at the annual general meeting of Sasol held today, Wednesday, 27 November 2019, at the Forum, The Campus, Wanderers Building, 57 Sloane Street, Bryanston, Johannesburg, South Africa, all the
resolutions tabled thereat were passed by the requisite majority of shareholders.

The audited annual financial statements of the Company, and of the Sasol group, including the reports of the directors, external auditors, audit committee and the safety, social and ethics committee for the financial year ended 30 June 2019 were presented.

Details of the results of voting at the annual general meeting are as follows:
Resolutions proposed
Total number
of shares
voted
Percentage
shares
voted*
Percentage
For **
Percentage
Against**
Percentage
Abstained*
Ordinary Resolution 1.1: Re-election of
a director in terms of clause 22.2.1 of
the Company’s memorandum of
incorporation (MOI) - GMB Kennealy
451,500,774 71.41 86.17 13.83 2.21
Ordinary Resolution 1.2: Re-election of
a director in terms of clause 22.2.1 of
the Company’s MOI - PJ Robertson
460,477,263 72.83 97.56 2.44 0.27
Ordinary Resolution 1.3: Re-election of
a director in terms of clause 22.2.1 of
the Company’s MOI - P Victor
445,400,241 70.44 87.28 12.72 3.53
Ordinary Resolution 2: Election of a
director in terms of clause 22.4.1 of the
Company’s MOI - SA Nkosi
460,705,570 72.86 92.12 7.88 0.19
Ordinary Resolution 3: Election of
director in terms of clause 22.4.1 of the
Company’s MOI - FR Grobler
460,844,137 72.89 98.63 1.37 0.19
Ordinary Resolution 4: Election of a
director in terms of clause 22.4.1 of the
Company’s MOI - VD Kahla
460,843,932 72.89 98.64 1.36 0.19
Ordinary Resolution 5: Appointment of
PricewaterhouseCoopers Inc. Inc. as
independent auditor
460,705,097 72.86 93.54 6.46 0.22
Ordinary Resolution 6.1: Appointment of
audit committee member – C Beggs
381,739,891 60.37 70.68 29.32 17.32
Ordinary Resolution 6.2: Appointment of
audit committee member - GMB
Kennealy
382,295,012 60.46 83.26 16.74 17.20
Ordinary Resolution 6.3: Appointment of
audit committee member – NNA
Matyumza
382,372,134 60.47 84.63 15.37 17.18
Ordinary Resolution 6.4: Appointment of
audit committee member – S Westwell
382,240,875 60.45 83.08 16.92 17.19
Ordinary Resolution 7: Non-binding
advisory vote on the Company’s
Remuneration Policy
459,808,375 72.72 83.37 16.63 0.41

Ordinary Resolution 8: Non-binding
advisory vote on the Company’s
Implementation Report of the
Remuneration Policy
459,809,897 72.72 71.65 28.35 0.41
Special Resolution 1 – amendment of
the Company’s MOI
460,828,678 72.88 99.87 0.13 0.19
* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue [632 285 709] as at
Friday, 15 November 2019, being the Record Date of the annual general meeting.
**Based on the total number of shares that voted at the annual general meeting, excluding abstentions.

More than 25% of the votes exercised by shareholders, voted against the Company’s Implementation Report of the
Remuneration Policy at the annual general meeting. In terms of the recommendations of the King IV™ Report on
Corporate Governance for South Africa, 2016 and paragraph 3.84(k) of the JSE Limited Listings Requirements, the Sasol
Remuneration Committee (the Committee), on behalf of the Board, will engage with shareholders to better understand the reasons why they voted against the non-binding advisory endorsement, to enable the Committee to consider these concerns.

Accordingly, any shareholder that voted against the non-binding advisory endorsement and who would prefer to engage further with the Company, is requested to write to Feroza Syed, Chief Investor Relations Officer via email to
investor.relations@sasol.com by close of business 10 January 2020, setting out any reason for voting against the non-
binding advisory endorsement, and indicating whether such shareholder would be interested in participating in further engagement. The Company will determine the format of such engagement once it has a better understanding from shareholders as to the reasons for their dissenting vote.

27 November 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 November 2019
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary